

RULE G BREWING COMPANY

COMPANY SUMMARY AND BUSINESS PLAN

Table of Contents

Rule G Brewing Company

1.0   Why Craft Beer?

Craft beer is a growing and lucrative field. Craft breweries are springing up all around the country and offer a fun alternative for people to meet and greet and have a wonderful time!

Between 2012 and 2017, the number of craft breweries in the US increased from 2,420 to 6,266…that is an **increase of 159%!** This growth continued into 2018 (see chart below), grew another 4% through mid-2019, and is expected to continue to grow in 2021:


U.S. BEER SALES VOLUME GROWTH 2018
BA BREWERS ASSOCIATION
OVERALL BEER -0.8%
194,278,588 BBLS
3.9% CRAFT
25,632,766 BBLS
3.6% IMPORT BEER
35,660,588 BBLS
OVERALL BEER MARKET $114.2 BILLION
CRAFT BEER MARKET $27.6 BILLION
7% DOLLAR SALES GROWTH
CRAFT 13.2% SHARE (25,632,766 BBLS)
IMPORT 18.4% SHARE (35,660,588 BBLS)
OTHER DOMESTIC 68.5% SHARE (132,985,234 BBLS)
SOURCE: BREWERS ASSOCIATION, BOULDER CO

Craft breweries present a fresh take on the entertainment and hospitality industry. Microbreweries and taprooms provide the community a chance to meet, have fun, and enjoy unique, fresh beers brewed and served on the premises. Taprooms sponsor events, such as happy hours, trivia nights, and live music. Further, the mark up on craft beer is approximately 85%...a fantastic return on the investment! Microbreweries tend to bring people into the area that they are located; generally, this is an increase of 30% of traffic for the area. This is mutually beneficial to the brewery, and the local businesses.   Further, food and beverages are increasingly aware of the trend for products to be produced locally, with a focus on freshness. The potential for growth is tremendous!

1.1 Business Summary

Rule G Brewing is a new microbrewery and taproom that will be located in the City of Coconut Creek. It will feature a restaurant with a full menu, as well as freshly-brewed beer, wine, and soft drinks. The space represents 2800 square feet, and is located in a highly-trafficked plaza at the intersection of Lyons Road and Hillsboro Boulevard.

Rule G Brewing would start small, and focus on producing small batch beers for local consumption in its Coconut Creek taproom and restaurant. The brewing equipment will be 4 by 10 barrel, fully automated and self-cleaning unit requiring 180 square feet, with a 9 ½ ft. ceiling clearance requirement. With an average 14 period for fermentation, the system can yield 6 base styles of beer monthly, producing 80 barrels. Each barrel translates to 124 16 oz. pints. The system will provide for a minimum of 12 different active taps, and limitless recipe varieties.

Couple this with a great atmosphere, activities, and live music, and there is a great opportuniy for this business to catch on and become lucrative in a relatively short period of time. Over time, there are opportunities for expansion, including individual cans and bottles ("growlers") for patrons to take their favorite brews home to enjoy.

1.2   COVID 19 Considerations and Aftermath

During the current COVID-19 restrictions, Rule G Brewing will take all necessary measures to ensure adherence to CDC Guidelines, and the mandates of state and local government to ensure safety for its patrons and staff alike. All necessary precautions will be taken, including PPE and cleaning protocols to ensure compliance.

There is an anticipated boom in food and beverage businesses, including microbreweries and tap rooms, that is expected when all COVID-19 precautions have been lifted across the country. Some anticipate a "Roaring 20s" atmosphere, as people return to night life, eating out, and enjoying craft-brewed beer. Rule G Brewing Company is poised to be up and running, ready to ride this wave of increased prosperity and potential growth!



1.3   Cost of Production

Microbreweries work on a cost per ounce produced formula, as follows:

1.2 cents X alcoholic content (alcohol by volume, or ABV) = cost per ounce.

For example, for one ounce of 5% ABV beer would cost 6 cents to produce. One 16 oz serving of this beer would sell, for example, for $6. The cost to produce that pint of beer would be 96 cents…with a gross revenue of $5.04!

This formula is applicable for all styles of beer; some specialty beers contain higher ABV; the average is 4.5 -5%. The gross margin is an average ranging between 80-85%.

1.4   Objectives

The objectives of Rule G Brewing Company are the following:

- Provide a high-quality product that the company will become known for.
- Provide an entertaining experience that they will come back for…and bring their friends.
- Establish strong relationships with other local business within the area.
- Maintain tight control of cost and operation throughout the operation.

1.5   Company Ownership

The company will be owned by Rule G Brewing Company, LLC. Primary owner will be Ralph E. Rapa, Psy.D.

1.6   Products

Rule G Brewing will focus, in its intial phase of operation, will focus on producing a small variety of "stock beers", that is, styles of beer that are pleasing to the general public. These would include, but not be limited to 2 different lagers, an IPA, a stout, an amber ale, and a dark lager. Production can be easily changed to match customer demands, including seasonal brews. Wine will also be served, although not manufactured, on the premises, under the guidelines of the State of Florida licensure for wine and beer sales. A full menu will be provided by the restaurant, including exotic sausage sandwiches and pub fare.

1.7   Market Analysis Summary

Over the past ten years, regional microbreweries have gained market share of beer sales in the state of Florida.   Double-digit increased have been seen in the past 8 years. A number of regional brands have moved from specialty market to the supermarket. At present, independent craft breweries now represent 12 percent market share of the entire beer industry according to data released by craft beer advocacy group the Brewers Association.

Craft beer had an even bigger jump in volume, producing 24.5 million barrels – a 13 percent rise in volume. The retail dollar value also grew to $22.3 billion, a 16 percent increase year-over-year. Overall, craft beer represents 21 percent of the market share in the retail realm.

Florida's population has grown consistently over the past 10 years. Most of the growth has been in response to the explosion of hiring in the high-tech, service, and hospitality industry. The growth has added to the customer base that purchases regional microbrews. Traditionally, microbrews have been favored by young professional men and women in their late twenties and early thirties. Microbreweries in general serve an eclectic customer base, and can be tailored to the population demographics. South Florida is also home to numerous colleges and universities. In general, beer sales can achieve 35% of sales in areas with campus communities. Nearby to Rule G Brewing would be Broward College, Florida Atlantic University, Lynn University, and Nova Southeastern University.

In 2020, Coconut Creek FL had a population of 57,800 people and a median household income of $62,000. The rate of home ownership was 65.1%. The median age was 41 years.

Less than a mile away is neighboring Parkland FL. In 2018, Parkland had a population of 30,500, with a median age of 40.3, and a median household income of $146,094. The area has a home ownership rate of 84.2%; the average home owns 2 cars.

Currently there are no microbreweries in the Coconut Creek area, and a potential location has been identified in the Riverstone Shoppes on US 441, just north of Hillsboro Boulevard. The area adjoins the city of Parkland and is heavily trafficked. Westcreek Plaza hosts a Publix Supermarket, Duffy's Sports Bar, Rotelli Italian restaurant, a Caribbean restaurant, a veterinarian, a church, a preschool, a ladies' apparel shop, and a Dunkin Donuts. There is also a CVS store within the parking lot.

1.8   Market Segmentation

Rule G Brewing Company plans to focus on the following market segments:

- Professional men and women aged 25 – 60 living in affluent local communities, including Parkland, Coconut Creek, Coral Springs, and nearby Boca Raton.

- College students attending local schools.
- Tourists visiting the local area

Marketing and promotional activities will be grassroots based, rather than more expensive mass marketing. Rule G Brewing will reach these people through sponsorship of local entertainment of cultural events, advertising in small niche magazines targeted towards young "fashionable" professionals and sponsorship of activity groups.

Social media marketing will be at the forefront of promoting the business, including "pages" on the most popular social media outlets. This will include announcements of new beer styles, as well as calendar of planned events and other happenings at the brewery. Research has shown that the age demographic for Facebook users is now in the 40-year-old age bracket, which correlates to the projected target market for the business.

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2.0   Strategy and Implementation Summary

Rule G Brewing Company is a start-up business, and the initial phase of this plan is to obtain initial start-up capital to procure the brewing system, rent for the location, and complete the buildout of the facility. The identified location will require modifications to the plumbing and electrical connections that are already in place.

Initial start-up, from funding to the tapping of the first product, is conservatively estimated at 12 months. This would include the upgrading of the facility, installation of the brewing system, preparation of the facility for customers, and brewing the first batch of the product.

2.1   Sales Strategy

Rule G Brewing Company will create expectation and anticipation of its start of operations with local and social media marketing. The company will also have its own website, containing information on the brewery, its products, and scheduled activities. There is an active "community" of microbrewery fans in the area, with no such business in the immediate Coconut Creek, Florida area. Once the customer tastes the product, he or she will know the quality and craftsmanship that goes into every pint of Rule G beer.

Sales, for the anticipated first 3 years of operation, will remain within the boundaries of the brewery itself, and its taproom. The potential for growth is very good, and any decision to expand services would be made by careful market research and due diligence.

2.2   Production and Potential Sales Forecast

The 4 x 10 barrel system that will be employed at Rule G Brewing company can produce 80 barrels of beer per month, or 960 barrels of beer per year. A conservative estimate for spoilage would be 5% of the production. Estimated figures for sales and projected monthly gross revenue from beer sales can be found in Section 4.1.

As the third year's brewing preparations are made, that is at the end of the second year, a market analysis will be undertaken to assess potential opportunities for expansion of service and product line. Future plans may include increased facility size, increased brewing production, introduction of light food service, and canning/bottling operations.

2.3   Competitive Edge

Rule G Brewing Company's competitive edge is as follows:

- Quality Process and Ingredients: Our beers will adhere to strict quality guidelines and include only the finest natural ingredients. Carefully selected for their distinctive flavor profile, the beers are classically fermented and cold-lagered for a smooth, bold taste. We will use the finest barley malt and hops, yielding a distinctive taste.

- Handcrafted: Our beers are stored in small batches under the close personal attention of our brewers. The latest brewing equipment and technologies are seamlessly combined with traditional brewing methods to ensure consistently excellent taste, whether straight from the keg, or packaged in cans, bottles, or draft kegs.

3.0   Management Summary

The following is the management summary for Rule G Brewing Company:

- Ralph E. Rapa will manage the overall company management.
- Operations Manager will be Edward Reardon, III.
- Brewing Manager Rex Reed, and his assistant Cameron Rapa will manage the brewing process.
- Marketing and sales will be handled by Lisa Henrie.
- Part-time taproom staff TBD.

3.1   Personnel Plan

Rule Brewing Company's personnel plan is as follows:

- Operations manager,

- Brewing manager,
- Marketing/sales manager, and
- Taproom Staff (3)

● Position	Year 1	Year 2	Year 3
Operations Manager	$25,000	$27,000	$30,000
Brewing Manager	$25,000	$27,000	$30,000
Marketing and Sales Manager	$15,000	$17,000	$20,000
Part-Time Taproom Staff (3)	$30,000	$32,000	$35,000
Total Staff	5	5	5
Total Yearly Pre-Tax Payroll	$95,000	$103,000	$115,000

These figures are only projections. Taproom staff would only be hired when volume is justified after the first 6 months of operation. Initial start-up staff would be 4 total personnel to begin with. Following the first full year of operation, the need for additional staff would be evaluated.

4.0   Financial Plan

4.1   Break-Even Analysis

Estimated Start-Up Costs Associated with the Buildout, Table 1

Estimated Start-Up Costs	Item
Licenses, Permits & Insurance	$5,000
Build-Out of Property Includes Furniture, Fixtures, Non-Brewing Equipment	$475,000
Brewing Equipment And Initial Supplies	$180,000
Estimated Initial Supplies, including Kitchen Supplies.	$30,000
Estimated Initial Misc. Business	$10,000
Total Estimated Start-Up Costs	$700,000

These figures are derived from the DBuiltek, Inc. estimates and the cost of the SmartBrew system.

Fixed costs include financed brewing equipment ($180,000, with a 5 year loan at 7.5%), wages for 4 employees, rent ($7,705), and the one-time cost of a Florida wine and beer license. Variable costs include brewing materials (e.g. malt and hops), water, sewage and electricity. Advertising is also included in this estimated figure. State of Florida imposes 6% sales tax on alcohol sales, and the Federal Excise Tax for beer is $18 per barrel.

Estimated Monthly Gross Revenue, Table 2

Estimated Monthly Gross Revenue	
Beer Sales	$31,200
Wine Sales	$10,000
Food/Non-Alcohol Sales	$10,000
Monthly Gross Revenue	$51,200

The figures for beer sales are based on a daily average of 200 pints poured (figure obtained by polling 5 local breweries) during a 26-day working month. This estimate assumes revenue $6 per pint of 5% ABV beer; that is, a retail price of $7 per pint. Cost of brewing is calculated by the following formula quoted by SmartBrew:

ABV of Beer X 1.2 Cents X Ounces Poured = Cost Per Pour.

In this example, the beer is 5% ABV for a 16 oz. poured pint = $.96 cost per pint.

200 pints sold/day X 26 days = 5,200 pints sold per month.

5,200 pints X $6 revenue/pint = $31,200 estimated monthly revenue from beer sales alone.

Estimates for wine, food and non-alcoholic sales are very conservatively set for roughly one third of the figure for beer, or $10,000 for each.

Estimated Monthly Expenses, Table 3:

Monthly Expenses	Amount
Wages (Table 4)	$7,917

FICA, Medicare Taxes from above (7.65%)	$606
Rent	$7,705
Variable Costs Estimated at 30% of Gross Revenue ($51,200)	$15,360
State Tax 6% On Beer and Wine Sales of $41,200	$2,472
Federal Excise Tax on Beer	$1,440
Total Operating Costs and Monthly Break Even Point	$ 35,500

4.2   Projected Profit and Loss

The following table and charts highlight the projected profit and loss for the next three years.

Monthly Projected Gross Profit/Loss, Table 4:

Estimated Monthly Gross Profit/Loss	
$51,200 – 35,500	$15,700

Yearly Projected Gross Profit/Loss; Table 5:

Yearly Figures	Year 1	Year 2	Year 3
Gross Revenue	$614,400	$632,832	$651,817
Operating Costs	$426,000	$438,780	$451,943
Profit (Loss)	$188,400	$194,052	$207,588

There is a projected 3% increase in revenue per year from Year 1. Spoilage or product loss has not been factored into the formulas, but a conservative estimate could be 5% of the product. Despite this, the potential for a lucrative business is evident.

5.0 Company Summary

5.1 Why Rule G Brewing?

Rule G Brewing Company is poised to enter the market of microbreweries and tap rooms with solid market research, an excellent location, and a solid business plan. As mentioned, the Company will fill a gap in the local craft brew scene that currently lacks any local competition.

The Company will present a unique environment, with a railroad theme to its décor, including a G-Scale train circling its ceiling. There will be billiard tables, board games provided for patrons to play, as well as music (live and house). Rule G will have a full kitchen for dine-in or take-out.

In addition, the owners of the location have expressed their excitement at having a microbrewery on their premises, which will equate to increased traffic and business for the entire plaza. The owners of the plaza have committed to reimbursing Rule G Brewing Company up to $159,000 as the business completes its infrastructure and prepares to brew its first product. They will also assist with local marketing, including cooperation with other businesses in the plaza.

5.2   Start-up Capital

Rule G Brewing Company has already committed approximately $350,000 thousand to the project. Permits have been pulled from the City of Coconut Creek, licenses for restaurant and alcohol have been obtained, and our location has been insured. We plan to begin the buildout by August 1, 2022, all things remaining equal.

Rule G Brewing Company estimates that it will need an additional $300,000-500,000 to complete the build-out and begin operations, including all the costs associated in Section 4.1. Whereas the initial capital will be mainly provided via loans, crowdfunding and personal investment by the owner, investors are welcome to join in the venture.

Potential investors are encouraged to contact Ralph E. Rapa at the following contact information:

Rule G Brewing Company
7402 NW 61 Terrace
Parkland, FL 33067
(954) 394-2231

5.3   Thank You!

Those of us at Rule G Brewing Company would like to thank you for your kind attention, and we hope to see you soon at our brewpub!

Ralph E. Rapa, Psy.D.